

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City
People's Republic of China 310008

   Re: China Jo-Jo Drugstores, Inc.
     Registration Statement on Form S-1
     Filed July 14, 2020
     File No. 333-239852

Dear Mr. Liu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas Lamparski at (202) 551-4695 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services

cc: Elizabeth F. Chen